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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         MDL INFORMATION SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                         MDL INFORMATION SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  55267R 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                STEVEN D. GOLDBY
                            CHIEF EXECUTIVE OFFICER
                         MDL INFORMATION SYSTEMS, INC.
                             14600 CATALINA STREET
                         SAN LEANDRO, CALIFORNIA 94577
                                 (510) 895-1313
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                               ----------------

                                   COPIES TO:
                             JAY K. HACHIGIAN, ESQ.
                      GUNDERSON DETTMER STOUGH VILLENEUVE
                           FRANKLIN & HACHIGIAN, LLP
                             155 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (415) 321-2400

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                                  INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Golden Gate Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Elsevier Science Inc., a New York corporation, to purchase all of the Shares (as defined below) of MDL Information Systems, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated March 28, 1997, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase").

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is MDL Information Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 14600 Catalina Street, San Leandro, California 94577. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1 dated March 28, 1997 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Reed International P.L.C., a corporation organized under the laws of England ("PLC"), Elsevier NV, a corporation organized under the laws of The Netherlands ("NV"), Elsevier Science Inc., a New York corporation and an indirect subsidiary of PLC and NV ("ESI"), and its wholly owned subsidiary, Golden Gate Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to an offer by the Purchaser to purchase all outstanding Shares at $32 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal ("Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The principal executive offices of each of the Purchaser and ESI are located at 200 Park Avenue, 17th Floor, New York, New York 10010 and 655 Avenue of the Americas, New York, New York 10010, respectively.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 23, 1997 (the "Merger Agreement") among the Company, ESI and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of ESI. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by ESI, Purchaser or the Company or Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive $32 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement

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of the Company attached to this statement as Annex A (the "Information
Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is herein incorporated by reference.

  The amendment to the Company's 1993 Stock Option and Restricted Stock Plan (the "1993 Plan") described in the Company's Proxy Statement dated July 8, 1996, relating to its August 7, 1996 Annual Meeting of Stockholders (the "Proxy Statement"), which increased the authorized number of shares of Common Stock that may be offered under the 1993 Plan from 1,914,000 to 2,764,000 shares, was approved by the Stockholders of the Company at the annual meeting on August 7, 1996.

INDEMNIFICATION AGREEMENTS

  The Company has previously entered into indemnification agreements with each person who as of March 27, 1997 was either an executive officer or director of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was serving the Company as a director, officer, employee, agent or fiduciary, or by reason of anything done or not done by such indemnitee in any such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law or as a result of certain culpable action by such indemnitee and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware Law, the Company's Bylaws or otherwise. A copy of the form of indemnification agreement has been filed as Exhibit (c)(2) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  Article X of the Certificate of Incorporation of the Company, as amended to date (the "Certificate of Incorporation"), limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the fullest extent permitted by Delaware Law and other applicable law. A copy of the Certificate of Incorporation of the Company has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Article VII,
Section 6 of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of the Bylaws of the Company has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

PRIOR RELATIONSHIP WITH ESI

  In May 1989, an affiliate of the Company entered into an agreement with Pergamon Press Plc. Since the date of such agreement, the Company's United Kingdom subsidiary acquired the business of the affiliate and an affiliate of ESI acquired the business of Pergamon Press Plc. (the "ESI Affiliate"). Pursuant to the terms of such agreement, the Company acquired a non-exclusive license to abstract data from a reference work published by the ESI Affiliate and to include such abstracts in a database. Payments made with respect to such agreement by the Company to the ESI Affiliate are estimated at approximately $20,000 for each of fiscal year 1996 and fiscal year 1997 to date. The foregoing summary of such agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit (c)(5) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  In November 1989, the Company entered into a Database License and Marketing Agreement (the "Database Agreement") with the ESI Affiliate. Pursuant to the terms of such Database Agreement, the Company acquired

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an exclusive license to the electronic use of certain indexes and summary information from a reference work published by the ESI Affiliate. Payments made with respect to such Database Agreement by the Company to the ESI Affiliate are estimated at approximately $30,000 for each of fiscal year 1996 and fiscal year 1997 to date. The foregoing summary of such database agreement is qualified in its entirety by reference to the database agreement, a copy of which is filed as Exhibit (c)(6) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

THE MERGER AGREEMENT

  The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit
(c)(1) to this Schedule 14D-9. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions. See "Item 3, Certain Conditions of the Offer" for a description of such conditions. Purchaser and ESI have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth in "Item 3, Certain Conditions of the Offer" hereof, changes the form of consideration payable in the Offer or amends any other material terms of the Offer in a manner adverse to the Company's stockholders.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a direct or indirect wholly owned subsidiary of ESI. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, ESI or any direct or indirect wholly owned subsidiary of ESI or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be automatically converted into, and exchanged for, the right to receive the Merger Consideration.

  Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $.01 per share, of the Surviving Corporation.

  The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall be amended to contain the substantive provisions of the Certificate of Incorporation of Purchaser as in effect at the Effective Time.

  Agreements of ESI, Purchaser and the Company. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement, the Merger and any other actions contemplated thereby which require the approval of the Company's stockholders (the "Stockholders' Meeting"). If Purchaser acquires a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

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  The Merger Agreement provides that the Company shall use its best efforts to obtain and furnish the information required to be included by it in the proxy statement and related proxy materials (the "Proxy Statement") and, after consultation with ESI and Purchaser, shall respond promptly to any comments of the Commission relating to any preliminary proxy statement regarding the Merger and the other transactions contemplated by the Merger Agreement and to cause the Proxy Statement to be mailed to the Company's stockholders, all at the earliest practicable time. The Company has agreed, subject to its fiduciary duties under applicable law as advised by counsel, to include in the Proxy Statement the recommendation of the Board of Directors that the stockholders of the Company approve and adopt the Merger Agreement and the Merger and to use its best efforts to obtain such approval and adoption. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90 percent of the outstanding Shares, ESI, Purchaser and the Company agree, at the request of Purchaser, subject to the conditions set forth in the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting and without a vote of the Company's stockholders, in accordance with Delaware Law.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed to carry on the businesses of the Company and its subsidiaries between the date of the Merger Agreement and the earlier of the Effective Time or such time as ESI's designees shall constitute a majority of the Board of Directors of the Company diligently and in accordance with good commercial practice, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform in all material respects other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. The Merger Agreement provides that, except as permitted by the terms of the Merger Agreement, neither the Company nor any subsidiary will do any of the following, without the prior written consent of
ESI: (a) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans; (b) grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date of the Merger Agreement and as previously disclosed in writing, or adopt any new severance plan; (c) transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company's intellectual property or other proprietary rights, or enter into grants to future patent rights, other than in the ordinary course of business, consistent with past practice; (d) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (e) repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date of the Merger Agreement; (f) issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock, or any securities convertible into shares of capital stock or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance of Shares, pursuant to the exercise of stock options therefor outstanding as of the date of the Merger Agreement; (g) cause, permit or propose any amendments to any charter document or Bylaw; (h) acquire or agree to acquire by merging or consolidating with, or by purchasing equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company, or enter into any joint ventures, strategic partnerships or alliances; (i) sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company, except in the ordinary course of

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business consistent with past practice; (j) incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities, or guarantee any debt securities of others;
(k) adopt or amend any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures; (l) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business; (m) make any grant of exclusive rights to any third party; or (n) agree in writing or otherwise to take any of the actions described in (a) through (m) above.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition, and from time to time thereafter, ESI will be entitled to designate a majority of the members of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act. The Merger Agreement also provides that the Company shall, upon request by ESI, promptly increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation and/or secure the resignations of such number of directors as is necessary to enable ESI's designees to be elected to the Board of Directors and shall cause ESI's designees to be so elected.

  The Merger Agreement provides that following the election or appointment of ESI's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company or any extension for the performance or waiver of the obligations or other acts of ESI or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors, or the concurrence of the director if there is only one remaining, of the Company then in office who were not designated by ESI.

  Pursuant to the Merger Agreement and subject to the Confidentiality Agreement, from the date of the Merger Agreement until the Effective Time, the Company will, and will cause its subsidiaries, officers, directors, employees and agents to, afford the officers, employees and agents of ESI, Purchaser and their affiliates and the attorneys, accountants, banks, other financial institutions and investment banks working with ESI or Purchaser, and their respective officers, employees and agents, complete access at all reasonable times to its officers, employees, agents, properties, books, records and contracts, and shall furnish ESI, Purchaser and their affiliates and the attorneys, banks, other financial institutions and investment banks working with ESI or Purchaser, all financial, operating and other data and information as they reasonably request.

  The Company has agreed that until the earlier of the Effective Time or termination of the Merger Agreement it and its subsidiaries shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or encourage submission of, any proposals or offers by any person, entity or group (other than ESI and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning the Company or any of its subsidiaries to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than ESI and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to the Company. Under the Merger Agreement, an "Acquisition Proposal" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Merger Agreement), (ii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto); or (iii) any

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public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. The Company has also agreed that it will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Pursuant to the Merger Agreement, the Company will
(i) notify ESI as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify ESI of the terms and conditions of any such Acquisition Proposal. In addition, from and after the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement pursuant to its terms, the Company and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than ESI); provided, however, that nothing in the Merger Agreement shall prohibit the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

  Notwithstanding the foregoing, the Merger Agreement provides that, prior to consummation of the Offer, the Company may, to the extent the Board of Directors of the Company determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and furnish information to any person, entity or group after such person, entity or group has delivered to the Company in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of the Company in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable than the Offer and the Merger to the stockholders of the Company from a financial point of view and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of the Company (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group and which is likely to be consummated (a "Superior Proposal"). In the event the Company receives a Superior Proposal, nothing contained in the Merger Agreement (subject to the terms hereof) will prevent the Board of Directors of the Company from recommending such Superior Proposal to the Company's stockholders, if the Board determines, in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law; provided, however, that the Company shall not recommend to its stockholders a Superior Proposal for a period of not less than 48 hours after ESI's receipt of a copy of such Superior Proposal (or a description of the terms and conditions thereof, if not in writing). Notwithstanding anything to the contrary in the Merger Agreement, the Company will not provide any non-public information to a third party unless the Company provides such non-public information pursuant to a nondisclosure agreement with terms regarding the protection of confidential information at least as restrictive as such terms in the Confidentiality Agreement and such non-public information has been previously delivered to ESI.

  Pursuant to the Merger Agreement, upon the Effective Time, each of the options then outstanding under the 1993 Plan (the "Options") shall terminate and be converted into a right to receive quarterly cash payments (the "Option Payments") from the Surviving Corporation. With respect to each Option, the amount of the Option Payment for each calendar quarter shall be equal to the product of (a) the Merger Consideration minus the exercise price per Share of such Option multiplied by (b) the number of shares for which such Option would have become exercisable during such quarter if such Option had not been terminated. The Option Payment for a quarter shall be made to the holder of the Option (or his or her successors) not later than 15 days following the close of such quarter. In the case of Options that are exercisable upon the Effective Time, or would have become exercisable at the Effective Time as a result of the transactions contemplated by the Merger Agreement (including, without limitation, all Options held by the non-employee directors of the Company), the Option Payment shall be made upon the Effective Time. The provisions of the 1993 Plan and the applicable stock option agreement shall control in determining when an Option would have become exercisable and to what extent an Option is forfeited in the event that the Option holder's service with the Company terminates.


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  Pursuant to the Merger Agreement, Purchaser and ESI agree all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "Indemnified Parties") of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws (or similar organizational documents) or existing indemnification contracts in the form filed with the Commission shall survive the Merger and shall continue in full force and effect in accordance with their terms. For six years from the Effective Time, ESI shall, unless ESI agrees in writing to guarantee the indemnification obligations set forth in the Merger Agreement, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to ESI); provided, however, that in no event shall ESI be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance which the Company represents is not more than $250,000; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, ESI shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement (including consummation of the Offer and the Merger) and to cooperate with each other in connection with the foregoing. In addition the Merger Agreement provides that, each of the parties to this Agreement agrees to use (i) all reasonable efforts to obtain all necessary waivers, consents and approvals from other parties to loan agreements, leases, licenses and other contracts, and (ii) all reasonable efforts to obtain all necessary consents, approvals and authorizations as required to be obtained under any federal, state or foreign law or regulations, including, but not limited to, those required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), to defend all lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby, to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated thereby, to effect all necessary registrations and filings, including, but not limited to, filings under the HSR Act and submissions of information requested by Governmental Entities, and to fulfill all conditions to the Merger Agreement.

  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable efforts to take all such action.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, real property and leases, intellectual property, environmental matters and material contracts.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following conditions: (a) if required by Delaware Law, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company;
(b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) Shares shall have been purchased pursuant to the Offer; and
(d) no temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or order shall be in effect which would (i) make the acquisition or holding by ESI or its affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, (ii) prohibit ESI's or Purchaser's ownership or operation of, or compel ESI or Purchaser to dispose of or hold separate, all or a material portion of the business or assets of Purchaser, the Company or any significant subsidiary thereof, (iii) compel ESI, Purchaser or the Company to dispose of or hold separate all or a material portion of the business or assets of ESI or any of its subsidiaries or the Company or any of its subsidiaries, (iv) impose material limitations on the ability of ESI or Purchaser or their affiliates effectively to exercise full ownership and financial benefits of the Surviving Corporation, or (v) impose any material condition to the Offer, the Merger Agreement or the Merger, which would be adverse to ESI.

  Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated thereby (the "Transactions") may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Transactions by the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of ESI and the Company; (b) by ESI or the Company (i) if the Offer shall be terminated or expire without any Shares having been purchased pursuant to the Offer; provided, however, that a party shall not be entitled to terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants or other obligations thereunder or (ii) if any court of competent jurisdiction in the United States or other United States governmental authority shall have issued an order, decree or ruling or shall have taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by ESI (i) if the Board of Directors of the Company or any committee thereof shall have approved, or recommended that stockholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing; (ii) if the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger, or shall have resolved to do any of the foregoing; (iii) if the Company shall have failed to include in this Schedule 14D-9 the recommendation of the Board of Directors of the Company that the stockholders of the Company accept the Offer; (iv) prior to the purchase of Shares pursuant to the Offer, in the event that any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares shall not have expired or been terminated, or the Minimum Condition shall not be satisfied; or (v) at any time on or after the date of the Merger Agreement, any of the following events shall have occurred: (A) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("Governmental Entity") or arbitration panel that could reasonably be expected to, directly or indirectly, (1) make the acceptance for payment or the payment for, or the purchase of some or all of the Shares pursuant to the Offer illegal or otherwise delay, restrict or prohibit consummation of the Offer or the Merger or the consummation of any transaction contemplated by the Merger Agreement, (2) result in a delay in or restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (3) require the divestiture by ESI, Purchaser, the Company or any of their respective subsidiaries or affiliates of all or any portion of the business, assets or property of any of them or any Shares or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties or Shares, (4) impose any material limitation on the ability of ESI, Purchaser or their affiliates to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares purchased by any of them on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger, (5) result in a material diminution in the benefits expected to be derived by ESI or Purchaser as a result of the transactions contemplated by the Offer or the Merger Agreement, or (6) impose any material condition to the Offer, the Merger Agreement or the Merger which would be adverse to ESI; or (B) the Company shall have breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Merger Agreement or any representation or warranty of the Company in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect; or (C) the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified (including without limitation, by amendment of the Company's Schedule 14D-9) in a manner adverse to ESI or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (2) approved or recommended any Acquisition Proposal by a third party other than the Offer, the Merger or the Merger Agreement, (3) publicly resolved to do any of the foregoing, or (4) upon a request to reaffirm the Company's approval or recommendation of the Offer, the Merger Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made; or (D) the Merger Agreement shall have been terminated in accordance with its terms; or (E) there shall have occurred any Material Adverse Effect on the Company, or any event, fact or change which could reasonably be expected to result in a Material Adverse Effect on the Company; or (F) the Employment Agreements of Steven D. Goldby and Thomas D. Jones shall not be in full force and effect other than by reason of their respective deaths or incapacities; or (vi) if the Company is in material breach of any of its covenants or obligations under the Merger Agreement, or any representation or warranty of the Company contained in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect; or (d) by the Company, (i) if the Offer shall not have been commenced or ESI or Purchaser shall have failed to purchase validly tendered Shares in violation of the terms of the Offer within ten business days after the expiration of the Offer; provided, however, that the Company shall not be entitled to terminate the Merger Agreement if it is in material breach of its representations and warranties, covenants or other obligations under the Merger Agreement; (ii) if the Board of Directors of the Company has resolved to, and in fact does, recommend to the Company's Stockholders that they accept a Superior Proposal, provided that all the provisions of the Merger Agreement with respect to Superior Proposals have been fully complied with, and provided further that the Company shall have paid to ESI the Initial Break-up Fee (as defined below); or (iii) prior to the purchase of Shares pursuant to the Offer, if ESI or Purchaser is in material breach of any of its covenants or obligations under the Merger Agreement, or any representation or warranty of ESI or Purchaser contained in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have since ceased to be true and correct in any material respect.

  The Merger Agreement provides that the Company shall pay to ESI, in same day funds, upon demand an amount equal to $1,500,000 (the "Initial Break-up Fee") in the event that (a) the Board of Directors of the Company or any committee thereof shall have approved, or recommended that stockholders of the Company accept or approve, an Acquisition Proposal by a third party, or shall have resolved to do any of the foregoing; (b) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified its approval of, or recommendation that the stockholders of the Company accept or approve (as the case may be), the Offer, the Merger Agreement and the Merger, or shall have resolved to do any of the foregoing; (c) the Company shall have failed to include in this Schedule 14D-9 the recommendation of the Board of Directors of the Company that the stockholders of the Company accept the Offer. In addition, the Company shall pay to ESI, in same day funds, upon demand an amount equal to $6,500,000 if within a six-month period following the occurrence of any of the events set forth in (a), (b) and (c) above, the Company shall consummate any merger, consolidation or sale of all or substantially all of its assets; any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act), shall beneficially own (as that term is used in Section 13(d)(3) of the Exchange Act), or shall have acquired, 50% or more of the Shares, or shall have been granted any option or right, conditional or otherwise, to acquire 50% or more of the Shares. Such fees shall not be deemed (either individually or together) to be liquidated damages, and the right to the payment of such fees shall be in addition to (and not a maximum payment in respect of) any other damages or remedies at law or in equity to which ESI or Purchaser may be entitled as a result of the Company's violation or breach of any term or provision of the Merger Agreement.

CERTAIN CONDITIONS OF THE OFFER

  The Merger Agreement provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment, purchase or pay for, or may terminate or amend the Offer and may postpone the acceptance of, and payment for, subject to Rule 14e-1(c) under the Exchange Act (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any Shares tendered pursuant to the Offer if (a) any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated; (b) the Minimum Condition is not satisfied; or (c) at any time on or after the date of the Merger Agreement, any of the following events shall have occurred: (i) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger by any Governmental Entity or arbitration panel that could reasonably be expected to, directly or indirectly, (1) make the acceptance for payment or the payment for, or the purchase of some or all of the Shares pursuant to the Offer illegal or otherwise delay, restrict or prohibit consummation of the Offer or the Merger or the consummation of any transaction contemplated by the Merger Agreement,
(2) result in a delay in or restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, (3) require the divestiture by ESI, Purchaser, the Company or any of their respective Subsidiaries or affiliates of all or any portion of the business, assets or property of any of them or any Shares or impose any material limitation on the ability of any of them to conduct their business and own such assets, properties or Shares, (4) impose any material limitation on the ability of ESI, Purchaser or their affiliates to acquire or hold or to exercise effectively all rights of ownership of the Shares, including the right to vote any Shares purchased by any of them on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger, (5) result in a material diminution in the benefits expected to be derived by ESI or Purchaser as a result of the transactions contemplated by the Offer or the Merger Agreement, or (6) impose any material condition to the Offer, the Merger Agreement or the Merger which would be adverse to ESI; or (ii) the Company shall have breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Merger Agreement or any representation or warranty of the Company in the Merger Agreement shall have been incorrect, in any material respect, when made or shall have ceased to be true and correct in any material respect; or (iii) the Board of Directors of the Company or any committee thereof shall have (1) withdrawn or modified (including without limitation, by amendment of the Company's Schedule 14D-9) in a manner adverse to ESI or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (2) approved or recommended any Acquisition Proposal by a third party other than the Offer and the Merger, (3) publicly resolved to do any of the foregoing, or (4) upon a request to reaffirm the Company's approval or recommendation of the Offer, the Merger Agreement or the Merger, the Board of Directors of the Company shall fail to do so within two business days after such request is made; or (iv) the Merger Agreement shall have been terminated in accordance with its terms; or (v) there shall have occurred any Material Adverse Effect on the Company, or any event, fact or change which could reasonably be expected to result in a Material Adverse Effect on the Company; or (vi) the Employment Agreements of Steven D. Goldby and Thomas D. Jones shall not be in full force and effect other than by reason of their respective deaths or incapacities.

  The Merger Agreement provides that the foregoing conditions are for the sole benefit of ESI, Purchaser and their affiliates and may be asserted by ESI or Purchaser regardless of the circumstances (including any action or inaction by ESI or Purchaser or any of their affiliates) giving rise to such condition. All the foregoing conditions may be waived by ESI or Purchaser in whole or in part at any time and from time to time in the sole discretion of ESI or Purchaser. The failure by ESI or Purchaser at any time to exercise its rights with respect to the foregoing conditions shall not be deemed a waiver of any such condition, and each condition shall be deemed an ongoing condition with respect to which ESI or Purchaser may assert its rights at any time and from time to time.

EMPLOYMENT AGREEMENTS

  The Company has entered into severance agreements (the "Severance Agreements") with Messrs. Goldby, Jones, Hanlon, Kingman and Priestley (the "Executive Officers"). The Severance Agreements provide that the Executive Officers other than Mr. Priestley have certain rights and obligations in the event that their employment with the Company is involuntarily terminated within 18 months following a Change in Control (other than a termination for cause). A "Change in Control" is defined in the Severance Agreements as (a) a merger in which the Company is not the surviving corporation or survives only as the subsidiary of another corporation, (b) a sale of all or substantially all of the Company's assets or (c) an acquisition by any person or group of beneficial ownership of securities with more than 25% of the voting power of the Company's outstanding securities. The transactions contemplated by the Merger Agreement constitute a Change in Control, but the Executive Officers, have agreed in the Employment Agreements and the Proposed Employment Agreement described below that any subsequent transactions would not constitute a Change in Control for purposes of the Severance Agreements. An involuntary termination includes a resignation following a material reduction in responsibility, a reduction in compensation in excess of 10% or a relocation in excess of 35 miles. Upon an Executive Officer's involuntary termination within 18 months of a Change in Control, all options held by him will automatically accelerate and become fully vested, his salary and car allowance will continue to be paid for 18 months in semi-monthly installments, health care coverage will continue for 18 months or until comparable coverage is provided by a new employer, and he will receive a lump sum payment equal to 150% of his bonus paid for the fiscal year prior to the year of his involuntary termination. For 18 months following an involuntary termination, the Executive Officers must refrain from competing with the Company, interfering with its customer relationships or recruiting its employees.

  The Severance Agreement between the Company and Mr. Priestley provides the same rights and obligations as the Severance Agreements described above, except that the involuntary termination must occur within 12 months after a Change in Control, salary, car allowance and health care coverage continue for 12 months following an involuntary termination, and the lump sum payment is 100% of the prior year's bonus.

  This description of the Severance Agreements is qualified in its entirety with reference to the Severance Agreements which have been filed as Exhibits
(c)(7), (c)(8), (c)(9), (c)(10) and (c)(11) and are incorporated herein by reference in their entirety.

  In connection with the execution of the Merger Agreement, the Company and each of the Executive Officers, other than Mr. Priestley, who are parties to the Severance Agreements entered into employment agreements (the "Employment Agreements"). With the exception of Mr. Goldby's three-year term, each of the Employment Agreements is for a two-year term. The Employment Agreements are automatically extended for additional one-year periods unless six months' advance notice of non-renewal was given by either party. The Employment Agreements provide for an annual salary ($360,000 for Mr. Goldby, $285,000 for Mr. Jones, $165,000 for Mr. Hanlon and $134,000 for Mr. Kingman) as well as an annual car allowance ($15,000 for Mr. Goldby and $12,000 for each of the other Executive Officers). Each Employment Agreement contemplates an annual bonus based on the Company's achievement of certain milestones. In addition, the Employment Agreements provide for a retention bonus that is due and payable to each Executive Officer upon the consummation of the Offer in an amount equal to the Executive Officer's annual salary (with the exception of Mr. Kingman, whose retention bonus is $50,000). On November 14, 1996, each of the following Executive Officers received an option to purchase the following number of shares: Mr. Goldby-70,000; Mr. Jones-40,000; Mr. Hanlon-14,000; and
Mr. Kingman-11,000. Each such Executive Officer will, upon the consummation of the Offer, become fully vested in the stock options granted to him by the Company on November 14, 1996.

  The Company and Mr. Priestley have reached an understanding with respect to the principal terms of a two-year employment agreement (the "Proposed Employment Agreement"). The Proposed Employment Agreement will automatically extend for additional one-year periods unless six months' advance notice of non-renewal was given by either party. The Proposed Employment Agreement provides for an annual salary of $180,000, a $12,000 annual car allowance and a bonus not in excess of $20,000 due and payable quarterly based on sales objectives. In addition, the Proposed Employment Agreement provides for a retention bonus of $50,000 that is due and payable to Mr. Priestley upon the consummation of the Offer.

  The Employment Agreements and the Proposed Employment Agreement provide for severance benefits in the event that during the term of the Employment Agreement or the Proposed Employment Agreement an Executive Officer's employment is terminated by the Company without cause or an Executive Officer resigns after a material reduction in his responsibility, a reduction in his compensation in excess of 10%, or a relocation in excess of 35 miles. The severance benefits include continuation of salary, bonus and health care coverage for 24 months and full vesting of all remaining payments attributable to options held by the Executive Officer at the time of the Merger. In addition, under the terms of the Proposed Employment Agreement, in the event that Mr. Priestley's employment is not renewed by the Company at the end of his two-year employment term, then Mr. Priestley's severance benefits will also include full vesting of all remaining payments attributable to options held by Mr. Priestley at the time of the Merger. Any payments made to an Executive Officer under his Severance Agreement are offset against payments under his Employment Agreement. The Executive Officers' obligation to refrain from competing with the Company, interfering with its customer relationships or recruiting its employees is extended until the later of the second anniversary of the consummation of the Offer or the date when the severance benefits end.

  This description of the Employment Agreements is qualified in its entirety by reference to the Employment Agreements which have been filed as Exhibits
(c)(12), (c)(13), (c)(14) and (c)(15) and are incorporated herein by reference in their entirety. This description of the Proposed Employment Agreement is qualified in its entirety by reference to the Proposed Employment Agreement that the Company expects to enter into with Mr. Priestley in substantially the form filed as Exhibit (c)(16) hereto, and is incorporated herein by reference in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 (A) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares.

  As set forth in the Offer, the Merger Agreement and the Letter of Transmittal (the "Offer Documents"), the Purchaser will purchase shares tendered prior to the close of the Offer if the Conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares are required to approve the Merger. Accordingly, if the Conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

  The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 24, 1997, unless the Purchaser elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and ESI on March 24, 1997 announcing the Merger and the Offer is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

 (B)  BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

  Background of the Offer.

  From time to time during the past several years, the Board of Directors of the Company has considered various strategic alternatives with a view toward increasing stockholder value. In February 1996, the Company retained Goldman, Sachs & Co. ("Goldman Sachs") to explore the potential sale of the Company. The Company and Goldman Sachs identified a number of parties whom they believed might have a strategic interest in acquiring the Company. Goldman Sachs contacted fourteen parties to determine their level of interest in such an acquisition. Two such parties, including ESI, expressed significant interest and in July 1996, after executing confidentiality agreements, one party performed detailed due diligence. When asked to submit their offers, one party declined to submit an offer, and ESI submitted an informal offer that the Board of Directors of the Company declined to pursue on the basis that it was inadequate.

  In November 1996, Steven D. Goldby, Chief Executive Officer of the Company, called Peter Shepherd of ESI to discuss how the two companies might work together in closer cooperation. In late November, Messrs. Goldby and Shepherd met in Laussane, Switzerland to further discuss the strategic fit of the two companies.

  In December 1996 and January 1997, Mr. Goldby and other representatives of the Company met with representatives from one of the companies originally contacted by Goldman Sachs that had not expressed an interest in acquiring the Company ("Bidder 1"). At these meetings, the parties discussed the drug discovery process and how they might collaborate to shorten the time to market for new drugs and it became clear to Mr. Goldby and to representatives of Bidder 1 that there was a good strategic fit between the Company and Bidder 1.

  On February 6, 1997, the Company held its regularly scheduled Board of Directors meeting at the Company's offices. At the meeting, Mr. Goldby gave a presentation to the Board regarding the status of discussions with ESI and with Bidder 1.

  In January and early February 1997, Mr. Goldby had a number of telephone conversations with Peter Shepherd of ESI, further discussing the possibility of a strategic combination of the two companies. On February 12, 1997, Messrs. Herman Spruijt, Chairman and Chief Executive of ESI, Peter Nientker, Group Director Strategy and Development of ESI, Pieter Jobsis, Group Director Finance of ESI, Peter Shepherd, of ESI, and Russel White, President of ESI, met with Messrs. Goldby, Thomas Jones, President of the Company and John Hanlon, Senior Vice President and Chief Financial Officer of the Company. The parties discussed a variety of operating and strategic matters involving a possible combination of the two companies. Following this meeting, the Company and ESI scheduled due diligence meetings for the week of February 24, 1997.

  In addition, in February 1997, Goldman Sachs and Mr. Goldby contacted representatives of Bidder 1 to continue discussions regarding a possible combination, as well as other potential bidders who were previously contacted. Mr. Goldby had a meeting on February 20th with representatives from Bidder 1 where a variety of operating and strategic matters involving a possible combination of the two companies were discussed. Following the meeting, the Company and Bidder 1 scheduled due diligence meetings.

  Also, in February 1997, Mr. Goldby contacted a representative of a second potential bidder ("Bidder 2") and had several meetings to discuss in greater detail a variety of operating and strategic matters involving a possible combination of the two companies.

  On February 27th, ESI submitted a draft term sheet outlining the terms of a proposed acquisition structure. No price information was set forth in the draft term sheet. Mr. Spruijt then telephoned Mr. Goldby and informed him that ESI was prepared to pay $27 per share in an all cash tender offer for all of the outstanding shares of the Company. Mr. Goldby informed Mr Spruijt that the Company had a Board of Directors meeting scheduled for March 13th to consider ESI's and another proposal that he expected would be submitted prior to the meeting on March 13th.

  On March 12th, Bidder 1 submitted a written proposal in the form of a stock-for-stock merger at an effective price per share higher than the $27 offered by ESI.

  On March 13th, the Company held a telephonic Board of Directors meeting to discuss the proposal from ESI, the bid made by Bidder 1 and the status of discussions with Bidder 2. After a lengthy discussion, the Board of Directors authorized Goldman Sachs to contact ESI and Bidder 1 to identify for them specific terms of their proposal that could be improved and to ask each of them for a "best and final" offer. The Board of Directors also decided to defer pursuit of Bidder 2 on the basis that the indications from Bidder 2 led the Company to believe that any proposal from them would not be as attractive as the proposal from either ESI or Bidder 1. Following the Board of Directors meeting, Goldman Sachs contacted the financial advisor for each of ESI and Bidder 1 on March 13th and 14th and asked them to submit their "best and final" bids, along with a draft of the definitive agreement, by Sunday, March 16th, so that the Board of Directors of the Company could consider the revised proposals at their next scheduled meeting on Monday, March 17th.

  On Sunday, March 16th, each of ESI and Bidder 1 delivered revised bids together with drafts of the proposed agreements. ESI's bid was improved to $29 per share and structured as an all cash tender offer, but their draft agreement did not reflect many, if any, of the suggested changes conveyed by Goldman Sachs. Bidder

1's bid was improved to a per share price greater than $29 and structured as a stock-for-stock merger, and the draft agreement reflected many, if not all, of the suggested changes conveyed by Goldman Sachs. The Board of Directors of the Company had a telephonic meeting on Monday, March 17th to consider the revised proposals, and based upon a number of factors, the Board authorized Mr. Goldby and Goldman Sachs to negotiate further with Bidder 1. Following discussions on March 17th and 18th between Mr. Goldby and a representative of Bidder 1 and Goldman Sachs and the financial advisor to Bidder 1, Bidder 1 agreed to improve the terms of its proposal. The Company held a telephonic Board meeting on March 18th to discuss the proposal from ESI and the revised proposal from Bidder 1. Based upon a number of factors related to both price and terms, the Board of Directors authorized the Company to pursue the transaction with Bidder 1, negotiate a definitive agreement and present the terms of the transaction for approval at the next scheduled meeting on March 21st. On March 19th and 20th, counsel for the Company and counsel for Bidder 1, together with representatives from each company, negotiated the principal terms of a merger agreement, including all ancillary documents.

  On March 19th, the Company received a letter from a representative of Bidder 2 indicating that they were interested in pursuing an acquisition of the Company and would like to proceed with due diligence. After consulting with his legal and financial advisors, Mr. Goldby and Mr. Hanlon met with Bidder 2 on March 20th. At the conclusion of the meeting and after being told of the existence of the two other proposals, Bidder 2 indicated that it was unlikely that it would continue to be interested in acquiring the Company.

  On March 19th, Mr. Goldby telephoned Herman Spruijt of ESI and indicated that Bidder 1 had been selected on both price and terms and requested further discussions of a technology license from the Company to ESI.

  On March 20th, Mr. Goldby received a letter from ESI indicating that they remained very interested in a transaction with the Company, that they were flexible on terms and deal structure and that they were prepared to offer a cash price in excess of $31 per share. The letter also indicated that they were prepared to move forward quickly and asked that the Company meet with them to negotiate an acceptable transaction. On the afternoon of March 20th, Larry Sonsini, a partner at Wilson Sonsini Goodrich & Rosati and counsel to ESI, telephoned Jay Hachigian, a partner at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP and counsel to the Company, to discuss the letter sent by ESI. After discussing the content of the letter, Mr. Hachigian advised Mr. Sonsini that the Company had a Board of Directors meeting scheduled for Friday, March 21st to consider a proposed transaction with Bidder 1. Mr. Hachigian further advised Mr. Sonsini that a representative from Goldman Sachs would contact him to request additional information concerning the new ESI proposal. A representative from Goldman Sachs then contacted Mr. Sonsini and advised him that if ESI wanted the Company to consider a new proposal, that it was important that all relevant terms of such a proposal, including price, be set forth in a written proposal and delivered by the evening of March 20th. Late in the evening on March 20th, Mr. Hachigian received a written term sheet, and later, a proposed merger agreement, from Marty Korman, a partner at Wilson Sonsini Goodrich & Rosati, which indicated a price of $32 per share in an all cash tender offer, and reflected many, if not all, of the suggested changes conveyed by Goldman Sachs earlier in the process.

  Later that evening, representatives from Goldman Sachs contacted the financial advisor to Bidder 1 and told them that the other interested party had significantly improved its bid and that to remain competitive, they would have to improve their bid. Mr. Goldby also spoke with a representative of Bidder 1 that evening and relayed similar information.

  On Friday, March 21st, the Company's Board of Directors met in Chicago to review the status of the two proposals. Immediately prior to the commencement of the Board meeting, Bidder 1 delivered a letter to the Company's Board of Directors indicating, among other matters, that if its bid was not approved by the Board by 5:00 pm eastern time, that the bid was withdrawn. After careful and extensive deliberation by the Company's Board of Directors, the Board of Directors authorized the Company to negotiate a definitive agreement with ESI as quickly as possible and to reconvene the Board to review the transaction. Counsel for the Company and ESI met in the morning on Saturday, March 22nd and had negotiated a definitive agreement and all ancillary documents by that evening. The Company convened a telephonic Board meeting later that evening at which the terms of the definitive agreement were reviewed in detail. The Board then approved the transaction with ESI. The definitive agreement was signed on behalf of ESI and the Company early in the morning of March 23rd.

  Reasons for the Recommendation.

  At a meeting on March 22, 1997, the Board of Directors of the Company unanimously (i) approved the Offer and the Merger (the "Transactions"), (ii) determined that the Transactions are fair to, and in the best interests of, the stockholders of the Company and (iii) resolved to recommend that stockholders accept the Offer and tender their Shares.

  In arriving at its decision to approve the Transactions and to recommend acceptance of the Offer, the Board of Directors considered, among other things, (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $32 per Share price represents a premium of approximately 85.5% over the closing sale price of $17.25 per Share as reported on the Nasdaq National Market on March 21, 1997, the last trading day prior to the date the Board of Directors authorized and approved the Transactions; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business, operations, prospects, properties, assets and earning of the Company; (v) the effect of the Transactions on the Company's relationships with its employees and customers; (vi) the likelihood that the proposed Merger would be consummated, including the experience, reputation and financial condition of ESI; (vii) the relative merits of competing bids; (viii) the number of potential bidders contacted and the bidding process employed; (ix) the advantages in a competitive environment of strategically aligning with a large, well-capitalized company; (x) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Takeover Proposal (as defined in the Merger Agreement) to acquire the Company, to the extent that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under Delaware Law; and (xi) the oral opinion of Goldman Sachs on March 22, 1997, to the effect that, as of such date, and based upon and subject to certain assumptions and based upon such other matters as Goldman Sachs considered relevant, the $32 in cash per Share to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction, is fair to such stockholders. Goldman Sachs subsequently confirmed its oral opinion by delivery of its written opinion dated March 23, 1997.

  THE FULL TEXT OF GOLDMAN SACHS' WRITTEN FAIRNESS OPINION IS FILED AS EXHIBIT
(a)(4) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

  The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Transactions, determined that the historical results of operations and future prospects of the Company are adequately reflected in the $32 price per Share. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

  In light of all the factors set forth above, the Board of Directors approved the Transactions. In view of the variety of factors considered in connection with its evaluation of the Transactions, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

  It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company retained Goldman Sachs to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated February 29, 1996 between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a fee of 1.25% of the aggregate consideration paid in such transaction for acting as the Company's financial advisor in the event that a majority of the outstanding shares of the Company are acquired pursuant to the Offer. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Goldman Sachs and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

  (i) On February 25, 1997, Dennis H. Smith exercised stock options for 10,000 Shares at $7.50 per share and sold all of such Shares the same day at $19.87 per share.

  (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The information contained in Exhibits (a)(1), (a)(2), (a)(4) and (a)(5) referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)      Offer to Purchase dated March 28, 1997.*
 (a)(2)      Letter of Transmittal.*
 (a)(3)      Press release issued by the Company and ESI on March 24, 1997.
 (a)(4)(/1/) Fairness Opinion of Goldman Sachs dated March 23, 1997.*
 (a)(5)      Letter to Stockholders dated March 28, 1997 from Steven D. Goldby,
             Chairman of the Board of Directors and Chief Executive Officer of the Company.*
 (c)(l)      Agreement and Plan of Merger dated as of March 23, 1997, among
             ESI, the Purchaser and the Company.
 (c)(2)(/2/) Form of Indemnification Agreement.
 (c)(3)(/2/) Certificate of Incorporation of the Company, as amended to date.
 (c)(4)(/2/) The Bylaws of the Company.
 (c)(5)(/2/) Agreement, dated as of May 24, 1989, between Pergamon Press Plc.
             and Orac Ltd.**
 (c)(6)(/2/) Database License and Marketing Agreement, dated as of November 27,
             1989, between the Company and Pergamon Press Plc.**
 (c)(7)      Severance Agreement between the Company and Steven D. Goldby dated
             February 28, 1996.
 (c)(8)      Severance Agreement between the Company and Thomas D. Jones dated
             February 28, 1996.
 (c)(9)      Severance Agreement between the Company and John Hanlon dated
             February 28, 1996.
 (c)(10)     Severance Agreement between the Company and Dan E. Kingman dated
             February 28, 1996.
 (c)(11)     Severance Agreement between the Company and John Priestley dated
             May 17, 1996.
 (c)(12) Employment Agreement between the Company and Steven D. Goldby dated March 23, 1997.
 (c)(13)     Employment Agreement between the Company and Thomas D. Jones dated
             March 23, 1997.
 (c)(14)     Employment Agreement between the Company and John Hanlon dated
             March 23, 1997.
 (c)(15)     Employment Agreement between the Company and Dan E. Kingman dated
             March 23, 1997.
 (c)(16)     Proposed Employment Agreement between the Company and John
             Priestley.

--------
 * Included in copies mailed to stockholders.
** Confidential treatment has been granted as to certain portions of this exhibit.
(/1/)Attached hereto as Annex B.
(/2/)Incorporated by reference to an exhibit of the Company's Registration
     Statement on Form S-1 (Registration No. 33-55834) as amended.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          MDL Information Systems, Inc.

                                                   /s/ Steven D. Goldby
                                          By___________________________________
                                                     STEVEN D. GOLDBY
                                                  Chief Executive Officer

Dated: March 28, 1997

                                  [MDL LOGO]                           ANNEX A
                         MDL INFORMATION SYSTEMS, INC.
                             14600 CATALINA STREET
                         SAN LEANDRO, CALIFORNIA 94577

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about March 28, 1997 as a part of MDL Information Systems, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about March 25, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On March 23, 1997, the Company, Elsevier Science Inc. ("ESI") and Golden Gate Acquisition Corp., a Delaware corporation and wholly owned subsidiary of ESI (the "Purchaser") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) ESI will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $32 net per Share to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of ESI.

  The Merger Agreement requires the Company to use all reasonable efforts to cause the directors designated by ESI to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers."

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on March 28, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 24, 1997, unless the Offer is extended.

  The following information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                                  THE COMPANY

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 25, 1997, there were 8,782,815 Shares outstanding. The Board of Directors currently consists of one class with seven members. At each annual meeting of stockholders, all seven directors are elected for one-year terms. The officers serve at the discretion of the Board.

  Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of such number of Shares which satisfies the Minimum Condition (as defined in the Merger Agreement) and from time to time thereafter, ESI shall be entitled to designate a majority of the members of the Company's Board of Directors (the "ESI Designees"). The Merger Agreement requires that the Company will, upon request by and at the option of ESI, either increase the size of the Board of Directors and/or secure the resignations of current directors to enable the ESI Designees to be elected or appointed to the Board of Directors and to constitute a majority of the Company's Board of Directors.

  ESI has informed the Company that it will choose the ESI Designees from the ESI directors and executive officers listed below. ESI has informed the Company that each of the ESI Designees has consented to act as a director, if so designated. Biographical information concerning each of the ESI Designees is presented below.

  Herman P. Spruijt (47) is Chairman and a Director of Elsevier Science B.V. and has had the responsibility since 1995 for all other Elsevier Science companies and corporations in his role as Chairman and Chief Executive Officer of the Science Division of the Reed Elsevier group of companies. He joined Elsevier Science B.V. in 1987 as Managing Director of Physical Sciences and Engineering before becoming its Chief Executive in 1990. Prior positions include: Director and Publisher of the Dutch national newspaper Trouw; and editor and eventually executive with Kluwer Publishing Company. Mr. Spruijt also serves as a member or Chairman of a number of associations, including: the Dutch Institute of Directors and Non Executive Directors; the Group Scientific Publishing division of the Royal Dutch Publishers Association; the International Association of Scientific, Technical and Medical Publishers; the International Publishers Copyright Council; and the International Council for Scientific and Technical Information.

  Russell C. White (57) is President and a Director of Elsevier Science Inc., joining the company in February 1996. From 1993 to 1995 he served as President of Warren Gorham & Lamont and was previously employed in various executive positions at McGraw-Hill from 1978 through 1993.

  I. Malcolm Highet (45) has been Executive Vice President-Corporate Development and a Director of Reed Elsevier Inc. since September 1996. From 1990 to 1996 he served as Chief Financial Officer at the Reed Travel Group division of Reed Elsevier Inc. He previously served in various senior financial roles within Reed Elsevier Inc. from 1983 through 1990.

  Henry Z. Horbaczewski (46) has been Vice President and General Counsel for Reed Elsevier Inc. since 1986. He was previously a partner at the Coudert Brothers law firm from 1984 through 1996, having been an associate at the firm from 1976 through 1984.

  G. Pieter Jobsis (43) has been Group Director Finance of Elsevier Science B.V. since 1996, and previously held various senior finance positions with the Royal Dutch/Shell Group.

  Peter Nientker (37) has been Group Director Strategy and Development of Elsevier Sciences B.V. since January 1997 and was previously Managing Director at Stork MEC since 1993.

  Peter Shepherd (43) has been Managing Director of Elsevier Science S.A. since 1996, and joined Elsevier Science when it acquired Pergamon Press Ltd in 1991.

  Mark Seeley (42) has been General Legal Counsel at Elsevier Science B.V. since 1995, and was previously Associate Counsel at Reed Elsevier Inc. since 1993.

  None of the ESI Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best of ESI's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by ESI that, to the best of ESI's knowledge, none of the ESI Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

  Biographical information concerning each of the Company's current directors and executive officers as of March 25, 1997 is presented on the following pages.

 NAME                     DIRECTOR SINCE AGE POSITIONS AND OFFICES HELD WITH THE COMPANY
 ----                     -------------- --- -------------------------------------------
 DIRECTORS
 ---------
 Steven D. Goldby              1993      56  Chief Executive Officer and Chairman of the Board of
                                             Directors
 Thomas D. Jones               1993      47  President, Chief Operating Officer and Director
 Peter W. Booth (1)(2)         1993      56  Director
 Donald E. O'Neill (1)(2)      1993      71  Director
 David N. Strohm (1)(2)        1993      48  Director
 Pedro M. Cuatrecasas          1996      60  Director
 Myra Williams                 1996      55  Director
 NAME                                    AGE POSITIONS AND OFFICES HELD WITH THE COMPANY
 ----                                    --- -------------------------------------------
 EXECUTIVE OFFICERS
 ------------------
 John J. Hanlon                          49  Senior Vice President, Finance,
                                             Chief Financial Officer, Secretary and Treasurer
 John Priestley                          50  Senior Vice President, Worldwide Sales
                                             and Services
 Dennis H. Smith                         54  Senior Vice President, Chief Scientist
 Esther H. Allen                         61  Vice President and General Manager,
                                             Database Business Unit
 Robert E. Dunkle                        50  Vice President, Marketing
 Kathleen Mensler                        42  Vice President, Development
 Dan E. Kingman                          43  Vice President, Human Resources

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  Steven D. Goldby joined the Company in January 1982 and currently serves as Chairman of the Board of Directors and Chief Executive Officer. Mr. Goldby held various management positions prior to joining the Company, including Senior Vice President at ALZA Corporation, a therapeutic systems company, from 1968 to 1973 and President of Dynapol, a specialty chemical company, from 1973 to 1981. He currently serves as Director of Aspect Development, Inc., a publicly held company, and The National Center for Genome Resources, a national not-for-profit organization. Mr. Goldby holds an A.B. in Chemistry from the University of North Carolina and a J.D. from Georgetown University Law Center.

  Thomas D. Jones joined the Company in March 1986 and currently serves as President and Chief Operating Officer and is also a Director of the Company. From 1983 to 1986, Mr. Jones was Western Regional Manager for Sydis, Inc., a computer hardware company that developed integrated communications and software systems. From 1979 to 1983, he held various sales management positions for Prime Computer Corporation, a computer hardware supplier. Mr. Jones holds a B.S. in Analytical Management from the United States Naval Academy and an M.S. in Systems Management from the University of Southern California.

  Peter W. Booth has been a Director of the Company since September 1993. Since 1991, Mr. Booth has been Senior Vice President, Strategy and Development at Corning Incorporated, an international diversified company. From 1986 to 1991, Mr. Booth served as President of Corning Japan. He also currently serves as a director of Molecular Simulations, Inc., Corning Asahi Video Products Company, and Samsung-Corning Co. Ltd. Mr. Booth received B.A. and J.D. degrees from Harvard University.

  Donald E. O'Neill has been a Director of the Company since September 1993. From 1971 to 1991, Mr. O'Neill held various positions at Warner Lambert Co., an international pharmaceutical company, including Executive Vice President and Chairman of International Operations, Board of Directors, Office of the Chairman. Mr. O'Neill currently serves as a director of a number of pharmaceutical and life sciences related companies including Alliance Pharmaceutical Corp., Targeted Genetics Corp., ImmunoGen Inc., Fujisawa U.S.A., Cytogen and Fuisz Technologies. Mr. O'Neill received a B.S. from the University of Washington.

  David N. Strohm has been a Director of the Company since September 1993. Since 1983, Mr. Strohm has been a general partner of Greylock Management Corporation, a private venture capital management corporation. Mr. Strohm served as a vice president of Greylock from 1980 to 1983. He currently serves on the Board of Directors of Banyan Systems, Legato Systems and Forte Software, all publicly held companies. Mr. Strohm received a B.A. degree from Dartmouth College and an M.B.A. from Harvard University.

  Dr. Pedro M. Cuatrecasas has been a Director of the Company since January 1996. Since January of 1997, Dr. Cuatrecasas has served as a consultant to Warner Lambert Co., an international pharmaceutical company. From 1989 through 1996, Dr. Cuatrecasas served as President, Pharmaceutical Research Division, at Warner Lambert Co. In 1986, he became Senior Vice President, Research and Development, Glaxo, Inc., and in 1988 he was named director, Glaxo International Research, Ltd. In 1975, he joined Burroughs Wellcome Company as Vice President of Research and Development. He currently serves on the board of directors of Pioneer Hi-Bred International, Inc., a public company that develops, produces and markets various types of seeds. He also serves on the Board of Directors of Mitokor, a privately held pharmaceutical biotechnology firm in San Diego. Dr. Cuatrecasas received a B.A. degree and an M.D. from Washington University in St. Louis.

  Dr. Myra N. Williams has been a Director of the Company since November 1996. From 1995 to 1996, Dr. Williams served as Vice President of Worldwide R&D Information Resources at Glaxo Wellcome plc ("Glaxo plc") and from 1993 to 1995, she served as Vice President and Chief Information Officer at Glaxo Inc., a U.S. subsidiary of Glaxo plc. From 1992 to 1993, Dr. Williams served as Vice President, Information Technology at Glaxo Research Institute, the U.S. research and development division of Glaxo plc. Prior to this time, she was the Executive Director, Information Resources and Strategic Planning at Merck Research Laboratories. Dr. Williams received a B.S. in Physics and Math from Southern Methodist University and an M.S. in Physics and a Ph.D. in Molecular Biophysics from Yale University.

  John J. Hanlon joined the Company in April 1988 and currently serves as Senior Vice President, Finance, Chief Financial Officer, Secretary and Treasurer. From December 1986 to April 1988, Mr. Hanlon was employed by Barrington Systems, a manufacturer of environmental control systems, where he served as Vice President of Finance. From 1977 to 1986, Mr. Hanlon was employed in various capacities by Coopers & Lybrand. Mr. Hanlon holds a B.S. in Business Administration from California State University and is a member of the AICPA.

  John Priestley joined the Company in June 1992 and currently serves as Senior Vice President, Worldwide Sales and Services. From November 1990 to June 1992, Mr. Priestley was employed at Prime Computer (UK)

Ltd. as Regional Director, UK Sales. Mr. Priestley holds a B.S. in Engineering from the University of Leicester (UK).

  Dennis H. Smith joined the Company in November 1986 and currently serves as Senior Vice President, Chief Scientist. From 1984 to 1986, he was Research Director and Co-Principal Investigator for Intellicorp/Intelligenetics, artificial intelligence software companies, and from 1982 to 1984, Dr. Smith was Director, Research Applications Development, for the Lederle Laboratories Division of American Cyanamid Company, a chemical supplier. Dr. Smith holds a B.S. in Chemistry from the Massachusetts Institute of Technology and a Ph.D. in Chemistry from the University of California, Berkeley.

  Esther H. Allen joined the Company in July 1985 and currently serves as Vice President and General Manager, Databases Business Unit. From 1981 to 1985, Dr. Allen was a marketing consultant serving science and technology companies, and she held management and research positions from 1976 to 1981 at Del Monte Corporation's Research Center, and from 1970 to 1975 at Dow Chemical Company. Dr. Allen holds an M.B.A. in Business from St. Mary's College and a Ph.D. in Biochemistry from the University of Southern California.

  Robert E. Dunkle joined the Company in April 1992 and currently serves as Vice President, Marketing. From 1983 to 1992, Mr. Dunkle was Vice President, Marketing and Sales for Sierra Monitor. Mr. Dunkle holds a B.S. in Chemical Engineering from Drexel University and an M.B.A. in Applied Economics from the University of California, Berkeley.

  Kathleen Mensler joined the Company in January 1982 and currently serves as Vice President, Development. Mrs. Mensler holds a B.S. in Chemistry from the Massachusetts Institute of Technology and an M.S. in Chemistry from the University of California, Berkeley.

  Dan E. Kingman joined the Company in June 1992 as Vice President, Human Resources. From January 1987 to October 1991, Mr. Kingman held various positions at Appian Technology, a personal computer subsystem and ASIC semiconductor design and marketing company, most recently as Vice President of Corporate Resources. Mr. Kingman holds a B.S. from Santa Clara University.

  There are no family relationships among executive officers or directors of the Company.

BOARD MEETINGS AND COMMITTEES

  During the fiscal year ended March 31, 1996, the Board of Directors of the Company held a total of four (4) meetings. During this period, each director attended or participated in all of (i) the meetings of the Board that were held while they were members and (ii) the meetings held by all committees of the Board on which they were members. Dr. Cuatrecasas became a board member on January 1, 1996 and Dr. Williams became a board member on November 29, 1996, and they did not attend any meetings during fiscal year 1996.

  The Company has an Audit Committee and a Compensation Committee of the Board of Directors. There is no nominating committee or committee performing the functions of such committee.

  The Audit Committee meets with the Company's financial management and its independent auditors at various times during each year and reviews internal control conditions, audit plans and results and financial reporting procedures. This Committee, consisting of Peter W. Booth, Donald E. O'Neill and David N. Strohm, held two (2) meetings during fiscal year 1996.

  The Compensation Committee reviews and approves the Company's compensation arrangements for management and administers the Company's 1993 Plan. This Committee, consisting of Peter W. Booth, Donald E. O'Neill and David N. Strohm, held four (4) meetings during fiscal year 1996.

COMPENSATION OF DIRECTORS

  The non-employee members of the Company's Board of Directors are each paid fees of $1,250 per month and $1,000 for each meeting attended. They are reimbursed for all out-of-pocket costs incurred in connection with their attendance at such meetings. All fees payable to Mr. Booth are paid to The Corning Foundation.

  Under the Automatic Grant Program in effect under the Company's 1993 Plan, an individual who first becomes a non-employee director will receive an automatic option grant to purchase 15,000 Shares upon commencement of Board service. In addition, from 1993 to the Annual Stockholders Meeting in 1995, each individual with six or more months of Board service received an automatic option grant to purchase an additional 2,000 Shares at each Annual Meeting at which he was elected, reelected or continued to serve as a non-employee Board member. Commencing with the 1996 Annual Meeting, each individual with six or more months of Board service receives an automatic option grant to purchase 5,000 Shares at each Annual Meeting at which he is elected, reelected or continues to serve as a non-employee Board member. Pursuant to the Automatic Grant Program, Messrs. O'Neill and Strohm were each granted an option to purchase 15,000 Shares on September 17, 1993, at an exercise price of $8.37 per share, 2,000 Shares on August 10, 1994, at an exercise price of $6.50 per share and 2,000 Shares on August 9, 1995, at an exercise price of $15.37 per share. Mr. Cuatrecasas was granted an option to purchase 15,000 Shares on January 5, 1996, at an exercise price of $20.00 per share. On August 7, 1996, Messrs. O'Neill, Strohm and Cuatrecasas were each granted an option to purchase 5,000 Shares at an exercise price of $32.25 per share. On November 29, 1996, Ms. Williams was granted an option to purchase 15,000 Shares at an exercise price of $16.75 per share. Mr. Booth declined automatic option grants for which he was eligible in fiscal years 1994, 1995 and 1996.

  The options held by each non-employee director by their terms vest in full as a result of the transactions contemplated by the Merger Agreement and, like other vested options, will be converted into the right to receive a cash payment at the Effective Time of the Merger. For each option, the amount of the cash payment per share will be equal to the Merger Consideration received by the Company's stockholders less the option exercise price per share.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the Company's four other highest-paid executive officers, as determined as of the end of the last fiscal year, ("Named Executives") for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended March 31, 1996, March 31, 1995 and March 31, 1994, respectively. No executive officer who would have otherwise been included in such table on the basis of salary and bonus earned for the 1996 fiscal year has resigned or terminated employment during the fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                         ANNUAL COMPENSATION          COMPENSATION
                                ------------------------------------- ------------
                                                                         AWARDS
                                                            OTHER     ------------
                                                            ANNUAL     SECURITIES    ALL OTHER
NAME AND PRINCIPAL       FISCAL                          COMPENSATION  UNDERLYING   COMPENSATION
POSITION                  YEAR  SALARY($)(1) BONUS($)(2)    ($)(3)     OPTIONS(#)      ($)(4)
------------------       ------ ------------ ----------- ------------ ------------  ------------
Steven D. Goldby........  1996    $330,000    $184,800     $10,815            0        $4,676
 Chief Executive Officer
  and                     1995     321,058           0      10,815            0         4,816
 Chairman of the Board
 of Directors             1994     299,800           0      10,815      602,700(5)      6,070
Thomas D. Jones.........  1996     228,922     154,009       8,400       42,000         3,568
 President, Chief
  Operating               1995     208,943           0       8,400            0         4,731
 Officer and Director     1994     204,885           0       8,400      344,400(5)      5,841
John J. Hanlon..........  1996     145,833      63,000       4,500       10,000         3,250
 Senior Vice President,
  Finance                 1995     117,212           0           0            0         2,941
 Chief Financial
 Officer, Secretary       1994     114,919           0           0       68,880(5)      4,195
 and Treasurer
Dennis H. Smith.........  1996     155,000      38,192           0            0         4,650
 Senior Vice President,   1995     152,885           0           0            0         4,587
 Chief Scientist          1994     149,896           0           0      189,420(5)      5,473
Robert E. Dunkle........  1996     129,583      52,920       4,500            0         3,888
 Vice President,
  Marketing               1995      99,654           0           0       12,620         2,989
                          1994      92,000           0           0       15,498(5)      2,382

--------
(1) Includes salary deferred under the Company's 401(k) Plan.
(2) Bonuses for fiscal year 1996 were earned under the Company's Bonus Plan and paid in May 1996.
(3) "Other Annual Compensation" represents car allowance.
(4) "All Other Compensation" represents matching contributions to each Named Executive's account under the Company's 401(k) Plan.
(5) The number of shares underlying option grants includes options canceled and regranted during the fiscal year 1994.

STOCK OPTIONS

                       OPTION GRANTS IN LAST FISCAL YEAR

  The following table provides information concerning the grant of stock options made under the Company's 1993 Plan for the 1996 fiscal year to the Named Executives. No stock appreciation rights were granted to these individuals during such year.

                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                                                                              ANNUAL RATES OF
                                                                                STOCK PRICE
                                                                             APPRECIATION FOR
                                        INDIVIDUAL GRANTS                       OPTION TERM
                         ------------------------------------------------- ---------------------
                          NUMBER OF     % OF TOTAL
                         SECURITIES       OPTIONS     EXERCISE
                         UNDERLYING     GRANTED TO      PRICE
                           OPTIONS     EMPLOYEES IN   PER SHARE EXPIRATION
NAME                     GRANTED (#)  FISCAL YEAR (3) ($/SH)(4)    DATE    5%($)(5)   10%($)(5)
----                     -----------  --------------- --------- ---------- --------- -----------
Steven D. Goldby........        0            --            --         --          --          --
Thomas D. Jones.........   42,000(1)       12.1%       $19.25     2/5/06    $508,461  $1,288,541
John J. Hanlon..........   10,000(2)        2.9%       $15.38     8/9/05   $  96,693 $   245,038
Dennis H. Smith.........        0            --            --         --          --          --
Robert E. Dunkle........        0            --            --         --          --          --

--------
(1) The option becomes exercisable in a series of 36 equal monthly installments, commencing on the first month following the grant date.
(2) The option becomes exercisable as to 5,000 of the option shares on the first year anniversary following the grant date and then the remaining 5,000 option shares become exercisable on the second year anniversary following the grant date.
(3) The total number of shares subject to option grants made to employees during fiscal year 1996 was 346,484.
(4) The exercise price of each option may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state tax liability incurred in connection with such exercise. The optionee may be permitted, subject to the approval of the plan administrator, to apply a portion of the shares purchased under the option (or to deliver existing shares of Common Stock) in satisfaction of such tax liability. The plan administrator has the discretionary authority to reprice outstanding options under the Company's 1993 Plan through the cancellation of those options and the grant of replacement options with an exercise price equal to the fair market value of the option shares on the regrant date.
(5) The five percent (5%) and ten percent (10%) assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level.

OPTION EXERCISES AND HOLDINGS

  The following table shows, for each of the Named Executives, certain information concerning stock options exercised during fiscal year 1996 and the number of shares subject to both exercisable and unexercisable stock options as of March 31, 1996. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of March 31, 1996.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                    NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                             SHARES      VALUE     UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                          ACQUIRED ON   REALIZED OPTIONS AT FISCAL YEAR END       AT FISCAL YEAR END($)(3)
NAME                     EXERCISE(#)(1)  ($)(2)  EXERCISABLE     UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
----                     -------------- -------- ------------    --------------   ----------- -------------
Steven D. Goldby........     60,000     $855,290         88,283           167,417 $1,164,907   $2,270,593
Thomas D. Jones.........     18,000      225,625         67,900           136,500    888,650    1,371,493
John J. Hanlon..........      4,000       55,125         12,947            29,133    171,887      316,366
Dennis H. Smith.........     20,000      286,682         26,603            52,617    360,803      713,618
Robert E. Dunkle........          0            0          9,071            11,667    124,137      160,958

--------
(1) All options were exercised as same-day sales of the purchased shares. Therefore, no shares were held after the exercise of options.
(2) Based on the fair market value of the Company's Common Stock on the date of exercise less the exercise price payable for such shares.
(3) Based on the fair market value of the Company's Common Stock on the last day of the fiscal year ($21.0625 per share) less the exercise price payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Commencing in November 1993, the Company established the Compensation Committee of the Board of Directors which consists of Messrs. Strohm, O'Neill and Booth. No member of the Compensation Committee was at any time an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

            EMPLOYMENT ARRANGEMENTS, TERMINATION OF EMPLOYMENT AND
                        CHANGE IN CONTROL ARRANGEMENTS


  The Company has entered into severance agreements (the "Severance Agreements") with Messrs. Goldby, Jones, Hanlon, Kingman and Priestley (the "Executive Officers"). The Severance Agreements provide that the Executive Officers other than Mr. Priestley have certain rights and obligations in the event that their employment with the Company is involuntarily terminated within 18 months following a Change in Control (other than a termination for cause). A "Change in Control" is defined in the Severance Agreements as (a) a merger in which the Company is not the surviving corporation or survives only as the subsidiary of another corporation, (b) a sale of all or substantially all of the Company's assets or (c) an acquisition by any person or group of beneficial ownership of securities with more than 25% of the voting power of the Company's outstanding securities. The transactions contemplated by the Merger Agreement constitute a Change in Control, but the Executive Officers have agreed in the Employment Agreements and Proposed Employment Agreement described below that any subsequent transactions would not constitute a Change in Control for purposes of the Severance Agreements. An involuntary termination includes a resignation following a material reduction in responsibility, a reduction in compensation in excess of 10% or a relocation in excess of 35 miles. Upon an Executive Officer's involuntary termination within 18 months of a Change in Control, all options held by him will automatically accelerate and become fully vested, his salary and car allowance will continue to be paid for 18 months in semi-monthly installments, health care coverage will continue for 18 months or until comparable coverage is provided by a new employer, and he will receive a lump sum payment equal to 150% of his bonus paid for the fiscal year prior to the year of his involuntary termination. For 18 months following an involuntary termination, the Executive Officers must refrain from competing with the Company, interfering with its customer relationships or recruiting its employees.

  The Severance Agreement between the Company and Mr. Priestley provides the same rights and obligations as the Severance Agreements described above, except that the involuntary termination must occur within 12 months after a Change in Control, salary, car allowance and health care coverage continue for 12 months following an involuntary termination, and the lump sum payment is 100% of the prior year's bonus.

  In connection with the execution of the Merger Agreement, the Company and each of the Executive Officers, other than Mr. Priestley, who are parties to the Severance Agreements entered into employment agreements (the "Employment Agreements"). With the exception of Mr. Goldby's three-year term, each of the Employment Agreements is for a two-year term. The Employment Agreements are automatically extended for additional one-year periods unless six months' advance notice of non-renewal was given by either party. The Employment Agreements provide for an annual salary ($360,000 for Mr. Goldby, $285,000 for Mr. Jones, $165,000 for Mr. Hanlon and $134,000 for Mr. Kingman) as well as an annual car allowance ($15,000 for Mr. Goldby and $12,000 for each of the other Executive Officers). Each Employment Agreement contemplates an annual bonus based on the Company's achievement of certain milestones. In addition, the Employment Agreements provide for a retention bonus that is due and payable to each Executive Officer upon the consummation of the Offer in an amount equal to the Executive Officer's annual salary (with the exception of Mr. Kingman, whose retention bonus is $50,000). On November 14, 1996, each of the following Executive Officers received an option to purchase the following number of shares: Mr. Goldby-70,000; Mr. Jones-40,000; Mr. Hanlon-14,000; and
Mr. Kingman-11,000. Each such Executive Officer will, upon the consummation of the Offer, become fully vested in the stock options granted to him by the Company on November 14, 1996.

  The Company and Mr. Priestley have reached an understanding with respect to the principal terms of a two-year employment agreement (the "Proposed Employment Agreement"). The Proposed Employment Agreement will automatically extend for additional one-year periods unless six months' advance notice of non-renewal was given by either party. The Proposed Employment Agreement provides for an annual salary of $180,000, a $12,000 annual car allowance and a bonus not in excess of $20,000 due and payable quarterly based on sales objectives. In addition, the Proposed Employment Agreement provides for a retention bonus of $50,000 that is due and payable to Mr. Priestley upon the consummation of the Offer.

  The Employment Agreements and the Proposed Employment Agreement provide for severance benefits in the event that during the term of the Employment Agreement or the Proposed Employment Agreement an Executive Officer's employment is terminated by the Company without cause or an Executive Officer resigns after a material reduction in his responsibility, a reduction in his compensation in excess of 10%, or a relocation in excess of 35 miles. The severance benefits include continuation of salary, bonus and health care coverage for 24 months and full vesting of all remaining payments attributable to options held by the Executive Officer at the time of the Merger. In addition, under the terms of the Proposed Employment Agreement, in the event that Mr. Priestley's employment is not renewed by the Company at the end of his two-year employment term, then Mr. Priestley's severance benefits will also include full vesting of all remaining payments attributable to options held by Mr. Priestley at the time of the Merger. Any payments made to an Executive Officer under his Severance Agreement are offset against payments under his Employment Agreement. The Executive Officers' obligation to refrain from competing with the Company, interfering with its customer relationships or recruiting its employees is extended until the later of the second anniversary of the consummation of the Offer or the date when the severance benefits end.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of March 25, 1997 certain information with respect to shares of Common Stock beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than five percent of the Company's outstanding shares of Common Stock, (ii) each of the Company's directors and the executive officers named in the Summary Compensation Table and (iii) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

                                                                    APPROXIMATE
                                                          SHARES      PERCENT
                                                       BENEFICIALLY BENEFICIALLY
NAME                                                    OWNED (#)    OWNED (1)
----                                                   ------------ ------------
Wellington Management Company, LLP...................    757,900        8.6%
 75 State Street
 Boston, Massachusetts 02109
The TCW Group, Inc. .................................    572,700        6.5%
 865 South Figueroa Street
 Los Angeles, California 90017
Corning Incorporated.................................    488,000        5.6%
 One River Front Plaza
 MP HQ E29
 Corning, NY 14831
Steven D. Goldby(2)..................................    112,450        1.3%
Thomas D. Jones(3)...................................     92,500        1.0%
John J. Hanlon(4)....................................     22,600         *
Dennis H. Smith(5)...................................      7,650         *
Robert E. Dunkle(6)..................................     13,738         *
Peter W. Booth(7)....................................          0         *
Donald E. O'Neill(8).................................     17,750         *
David N. Strohm(9)...................................     17,750         *
Pedro Cuatrecasas(10)................................      3,750         *
Myra Williams........................................          0         *
All current directors and named executive officers as
 a group (14 persons)................................    344,138        3.5%

--------
*Less than 1%.

(1) Percentage of beneficial ownership is calculated assuming 8,782,815 shares of Common Stock were outstanding on March 25, 1997. This percentage also includes Common Stock of which such individual or entity has the right to acquire beneficial ownership within sixty days of March 25, 1997, including but not limited to the exercise of an option; however, such Common Stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual or entity. Such calculation is required by General Rule 13d-3(1)(i) under the Securities Exchange Act of 1934.

(2) Includes 105,250 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.
(3) Includes 82,500 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.
(4) Includes 20,600 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.
(5) Includes 7,650 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.
(6) Includes 13,338 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.
(7) Mr. Booth is an officer of Corning Incorporated which owns 488,000 shares of Common Stock.
(8) Includes 12,750 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.
(9) Includes 12,750 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.
(10) Includes 3,750 shares purchasable under stock options that are currently exercisable or that will become exercisable within sixty days of March 25, 1997.

          CERTAIN TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

  The Company has entered into Severance Agreements and Employment Agreements with certain Executive Officers. See "Employment Arrangements, Termination of Employment and Change in Control Arrangements."

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

  Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that there was compliance for the fiscal year ended March 31, 1996 with all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than ten percent beneficial owners.

                               INDEX TO EXHIBITS

  EXHIBIT
    NO.                                DESCRIPTION
  -------                              -----------
 Exhibit 1 Agreement and Plan of Merger, dated as of March 23, 1997, by and among MDL Information Systems, Inc., Elsevier Science Inc. and
           Golden Gate Acquisition Corp. (incorporated by reference to Exhibit
           (c)(1) of the Schedule 14D-9)
 Exhibit 2 Press Release issued jointly by MDL Information Systems, Inc. and
           Elsevier Science Inc., dated March 23, 1997 (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9)
 Exhibit 3 Letter to Stockholders of MDL Information Systems, Inc. dated March
           28, 1997 (incorporated by reference to Exhibit (a)(5) of the
           Schedule 14D-9)
 Exhibit 4 Fairness Opinion of Goldman, Sachs & Co. dated March 22, 1997
           (incorporated by reference to Exhibit (a)(4) of the Schedule 14D-9)

                                                                        ANNEX B

                     [LETTERHEAD OF GOLDMAN, SACHS & CO.]

                                                 [LOGO OF GOLDMAN, SACHS & CO.]
PERSONAL AND CONFIDENTIAL

March 23, 1997

Board of Directors
MDL Information Systems, Inc.
14600 Catalina Street
San Leandro, CA 94577

Gentlemen and Madame:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of MDL Information Systems, Inc. (the "Company") of the $32.00 per Share in cash proposed to be paid by Golden Gate Acquisition Corp. ("Buyer") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of March 23, 1997, by and among Elsevier Science Inc. ("Elsevier"), Buyer, an indirect wholly-owned subsidiary of Reed International plc and Elsevier NV, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Buyer will pay $32.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Buyer will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares held, directly or indirectly, by Elsevier, Buyer, the Company or any of their majority owned subsidiaries, and any Dissenting Shares (as defined in the Agreement)) will be canceled and extinguished and be converted into the right to receive $32.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended March 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and assumed such accuracy and completeness for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $32.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger, taken as a unitary transaction, is fair to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
-------------------------------------
(GOLDMAN, SACHS & CO.)

                                      B-2